Exhibit (a)(1)(b)

E-mail letter to all PalmSource employees on April 1, 2004 from PalmSource’s President and CEO announcing the program

From:	David C. Nagel

Date:	April 1, 2004

To:	PalmSource employees

Subject:	PalmSource employee option exchange program

Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. This program is a significant opportunity for PalmSource to foster employee rewards and recognize our employees’ dedication and hard work on behalf of the company.

Many of the currently outstanding stock options held by our employees are “underwater”, which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees receive appropriate incentive to continue to grow our business and meet our objectives.

How will the program work?

The Stock Option Exchange Program will allow you to exchange certain underwater stock options for new stock options. These new stock options will be granted no sooner than the first U.S. business day that is at least six (6) months and one (1) day after the exchanged stock options are cancelled.

Eligibility to Participate in the Program:

Eligible Employees: All employees, other than the Chief Executive Officer and employees who are Section 16 officers of PalmSource, are eligible to participate if they are employees as of today’s date and remain employees through the date we cancel exchanged options.

Eligible Options: All outstanding options with exercise prices at or above $30.00 per share are eligible for exchange. However, if you participate in this offer, you must exchange all options granted on or after November 7, 2003, if any, even if the exercise prices are less than $30.00 per share. This includes any options granted to you during the offering period (today through 5:00 p.m., Pacific Time, April 29, 2004), unless we extend the offer.

Exchange Ratio: The offer is an even exchange. PalmSource will grant a new option to purchase one share of PalmSource common stock in exchange for each eligible option to purchase one share of PalmSource common stock cancelled in the offer.

How will vesting be affected in this program?

Vesting: Each new option granted with respect to an exchanged option will vest as to one-third (1/3) of the shares covered by such new option twenty-four (24) weeks after the new option grant date and the remaining shares covered by such new option will vest with respect to one-third (1/3) of the shares covered by such new option forty-eight (48) weeks after the new option grant date and with respect to one-third (1/3) of the shares covered by such new option seventy-two (72) weeks after the new option grant date.

Exercise Price of New Options: The exercise price of new options will be equal to the last reported sale price per share of our common stock as reported on the Nasdaq National Market during regular trading hours on the new option grant date. Since the new option grant date is in the future, we cannot predict the exercise price of the new options. The exercise price of the new options may vary in France, as described in the full documentation for the Stock Option Exchange Program.

SEC regulations require that we have an offer period that gives you at least 20 U.S. business days to decide whether to participate in the Stock Option Exchange Program. At the end of the 20 U.S. business days, we will close the offer period and the exchanged options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. To avoid unfavorable accounting consequences, accounting regulations require us to wait a minimum of six (6) months and one (1) day from the cancellation date before we grant the new options. We expect the offer period to close on April 29, 2004 and the exchanged options to be cancelled on April 30, 2004. Accordingly, we expect to grant new options on November 1, 2004. Please note that the dates may change if we choose to extend the offer period. You must be employed by PalmSource or one of its subsidiaries continuously until the date we grant the new options in order to receive new options.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which have been delivered to you as an attachment to this email. In addition to the Election Form attached hereto, you will receive by mail at your home address an Election Form that lists all of your eligible options and all options that you are required to exchange if you elect to participate in the offer. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange (attached).

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to Stock Administration before the offer expires at 5:00 p.m., Pacific Time, on April 29, 2004 by facsimile at (408) 400-1940 or by hand at PalmSource, Inc., 1240 Crossman Avenue, Sunnyvale, CA 94089-1116. If Stock Administration has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Cindi Fisse at PalmSource at (408) 400-1944.

In closing, it is important that you know PalmSource management has great confidence in our employee base. We are convinced that together, we have the opportunity to strengthen and expand our leadership in the mobile computing and communications market. And as we do this, I hope, and expect, that we can create great value for stockholders, customers, partners and employees.

Thank you for your contributions to our company. I appreciate your continued commitment to PalmSource.

David C. Nagel

Chief Executive Officer

PalmSource, Inc.